		UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING				OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hourse per response...............2.50

SEC FILE NUMBER

		NOTIFICATION OF LATE FILING				CUSIP NUMBER

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:	December 31, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

Read Instruction (on backpage) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ImageX, Inc.
Full Name of Registrant

Former Name if Applicable

10210 NE Points Drive, Suite 200
Address of Principal Executive Office (Street and Number)

Kirkland, WA 98033
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of ImageX, Inc. (the “Company”) cannot be filed at this time, without unreasonable effort or expense, due to the full commitment of the Company’s resources to the pending tender offer for the Company’s outstanding common stock.  The tender offer was commenced on March 13, 2003 and the Company was required to negotiate the merger agreement and to prepare and file with the Commission its own statement with respect to the offer.  The Company’s need to consider and respond to the tender offer required it to divert its resources away from the usual preparation of its Form 10-K.  The Company therefore could not complete and timely file its Annual Report on Form 10-K without hiring additional personnel, which would be prohibitively expensive given the Company’s current financial condition.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Marian J. Naini	(425)	576-6500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ImageX, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2003	By	/s/ Jose S. David
Jose S. David Chief Financial Officer